Exhibit 99.1

www.battlemtngold.com TSX.V – BMG OTC PINK - BMTNF

300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.684.6024

LOANS TO COMPANY

Vancouver, British Columbia - February 10, 2016 – Battle Mountain Gold Inc. (the “Company”) (TSX-V: BMG) advises that in December 2015 it borrowed a total of $110,000 on an unsecured basis from three individuals. Two of the lenders, who advanced the amounts of $50,000 and $10,000 respectively, are senior officers of the Company. The other lender, who advanced the amount of $50,000, is a director of a member firm of the Exchange.

The loans bear simple interest at the rate of six percent and are repayable on demand, provided cash funds of $400,000 or more have been received by the Company from the proceeds of one or more equity issuances prior to the time of any demand for repayment by any lender. Proceeds of the loans were added to the Company’s cash resources to meet operating costs.

To find out more about Battle Mountain Gold Inc. please visit our website at www.battlemtngold.com

On behalf of the Board of Directors of
BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”

Chet Idziszek, President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility of the adequacy or accuracy of this release.

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding future equity issuances and loan repayments and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, other than as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, conditions in the capital markets, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.